SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Vemics, Inc

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

922587100

(CUSIP Number)

James H. Desnick, M.D.

Chairman of the Board

Medical Management of America, Inc.

P.O. Box 1759

Highland Park, IL 60035-1759

Telephone no. (847) 433-8307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 922587100

1)	Names of Reporting Persons Ravine Valley Partners, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) OR 2(e)	☐
6)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 17,333,333 8) Shared Voting Power 9) Sole Dispositive Power 17,333,333 10) Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,333,333
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 20.23%
14)	Type of Reporting Person (See Instructions) OO

CUSIP NO. 922587100

1)	Names of Reporting Persons James H. Desnick, M.D.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) OR 2(e)	☐
6)	Citizenship or Place of Reorganization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 8) Shared Voting Power 17,333,333 9) Sole Dispositive Power 10) Shared Dispositive Power 17,333,333

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,333,333
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 20.23%
14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, $.001 par value per share (“Common Stock”), of Vemics, Inc. (the “Company”), whose address for its principal executive office is 523 Avalon Gardens Drive, Nanuet, New York 10954, and a Warrant issued by the Company to purchase up to 4,000,000 shares of Common Stock (the “Warrant”), plus such additional number of shares as may be issuable pursuant to anti-dilution rights granted in respect of the shares of Common Stock and the Warrant which are the subject of this filing. See Item 4 below.

Item 2.	Identity and Background.

Ravine Valley Partners, LLC(“Ravine Valley”) is a limited liability company organized under the laws of the State of Illinois with authority to invest funds furnished by its members. James H. Desnick, M.D. (“JHD”) is the owner of 46.875% of the outstanding equity interest, and is the sole manager, of Ravine Valley. JHD’s principal occupation is serving as Chairman of Medical Management of America, Inc., a company wholly owned by him engaged in investing in companies in the health care field and in real estate. JHD is a citizen of the United States. This statement is filed on behalf of Ravine Valley and JHD, who are herein referred to as the “Filing Parties.”

The address of the principal office of JHD is provided on the cover page of this statement. The address of Ravine Valley is c/o James H. Desnick, M.D., P.O. Box 1759, Highland Park, IL 60035-1759.

Each of the Filing Parties disclaims membership in a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

During the last five years, neither of the Filing Parties has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds for the purchase of the shares of Common Stock and the Warrant which are the subject of this filing were obtained from contributions by the holders of equity interests in Ravine Valley for the purpose of acquiring the shares and the Warrant.

Item 4.	Purpose of Transaction.

The Filing Parties acquired beneficial ownership of the shares of Common Stock and the Warrant which are the subject of this filing for investment purposes and with a view to engage in discussion with management and the Board of Directors of the Company concerning the business and future plans of the Company, generally, and with regard to strategies and actions that the Filing Parties believe will enhance the Company’s business, governance, oversight and shareholder value. Such actions could include, without limitation, nominating candidates for director of the Board of Directors of the Company and assisting the Company in obtaining business opportunities.

In addition, pursuant to the Subscription Agreement whereby the shares of Common Stock and the Warrant which are the subject of this filing were purchased (the “Subscription Agreement”), Ravine Valley agreed to help the Company identify prospective institutional investors to make investments in the Company. The Company agreed to issue to Ravine Valley a warrant to purchase 2,100,000 shares of Common Stock with an exercise price of $.04 per share if such an institutional investor consummates an investment of $10 million or more within twelve months following the date of the Subscription Agreement. JHD and the Company have also discussed the possibility that the Company would compensate either or both of the Filing Parties with shares of Common Stock or warrants to purchase such shares for any business opportunities that either or both of the Filing Parties facilitate.

In addition, the Company and Ravine Valley have discussed the possibility of Ravine Valley’s purchasing for $250,000 an additional 5,000,000 shares of Common Stock plus a warrant for the purchase of up to 5,000,000 shares of Common Stock. The Company has orally committed to issue such shares and warrant, but Ravine Valley has not committed to purchase them.

In addition, the Subscription Agreement provides for the issuance of additional shares of Common Stock to Ravine Valley pursuant to “anti-dilution” provisions in certain circumstances. The Warrant beneficially owned by the Filing Parties entitles them to be provided additional shares of Common Stock of the Company upon exercise pursuant to the “anti-dilution” provisions thereof.

Except for the foregoing, the Filing Parties have no current plan or proposal with respect to the Company that relates to or would result in any transaction or matter listed in Item 4 of Schedule 13D of the Securities and Exchange Commission. The Filing Parties reserve the right to change plans and take any and all actions that the Filing Parties may deem appropriate to maximize the value of their investment including among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company, in each case in the open market or in privately negotiated transactions or formulating other plans or proposal and subject to investment plans of the Filing Parties, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Filing Parties may also take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer.

Ravine Valley owns, and as the manager of Ravine Valley JHD may be deemed to beneficially own, 13,333,333 shares of Common Stock, representing approximately 16.33% of the shares of Common Stock actually outstanding as of September 29, 2008, and the Warrant for the purchase of up to 4,000,000 shares of Common Stock representing, together with the shares owned by Ravine Valley, approximately 20.23% of the total of the shares of Common Stock outstanding plus such number of shares issuable under the Warrant as of September 29, 2008.

Ravine Valley has sole power to vote and dispose of the shares of Common Stock held by it and, after exercise of the Warrant, would have the sole power to vote and dispose of the shares of Common Stock thereby acquired. As the sole manager of Ravine Valley, JHD has shared power to vote and dispose of the shares of Common Stock held by Ravine Valley and, after exercise of the Warrant by Ravine Valley, would have shared power to vote and dispose of the shares of Common Stock thereby acquired. JHD disclaims any actual beneficial interest in any shares of Common Stock of the Company held by Ravine Valley other than those proportionate to his equity interest in Ravine Valley.

Ravine Valley acquired the 13,333,333 shares of Common Stock and the Warrant from the Company in an offering pursuant to Regulation D promulgated by the Securities and Exchange Commission for a total consideration of $1,600,000.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above in this report, there are no contracts, arrangements, understandings or relationships among the Filing Parties or between the Filing Parties and any person with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1—Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2008

Ravine Valley Partners, LLC

By:	/s/ James H. Desnick
Name:	James H. Desnick, M.D.
Title:	Manager

/s/ James H. Desnick
James H. Desnick, M.D.

EXHIBIT INDEX

Exhibit No.	Document
1	Joint Filing Agreement

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 29, 2008 (including amendments thereto) with respect to the Common Stock of Vemics, Inc. This Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 24, 2008	Ravine Valley Partners, LLC

	By:	/s/ James H. Desnick
	Name:	James H. Desnick, M.D.
	Title:	Manager

/s/ James H. Desnick
James H. Desnick, M.D.